UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 13D - A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            CAPITAL SOLUTION I, INC.
                                (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.0000001 PER SHARE
                         (Title of Class of Securities)

                                      [TBA]
                                 (CUSIP Number)
                            Laura E. Anthony, Esquire
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401
                                  (561)514-0936
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 19, 2005
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Damian Guthrie

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
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               7    SOLE VOTING POWER
                    2,300,000 - adjusted for reverse split completed June 17,
                    2005
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         2,300,000 - adjusted for reverse split completed June 17,
   PERSON           2005
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,300,000 - adjusted for reverse split completed June 17, 2005

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.755%
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14   TYPE OF REPORTING PERSON*

     IN
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

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $0.0000001 per share ("Common Stock"), of Capital Solution I, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 6915 Red Road, Suite 222, Coral Gables, Florida 33143


ITEM 2. IDENTITY AND BACKGROUND.

        (a)   Damian Guthrie

        (b) Business Address: 111 2nd Ave, N.E., Suite 910, St. Petersburg, Florida 33701.

        (c)   International Mergers and Acquisitions Consultant

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings: None

        (f)   Citizenship: Australia


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On May 5, 2005, the Company entered into a share-for-share exchange agreement (the "Exchange Agreement") with Bedrock Holdings Inc., a Florida Corporation and each of the Bedrock Shareholders pursuant to which the Company offered to issue 300,000,000 shares (the "Shares") of its common stock, $.0000001 par value to the holders of shares of the capital stock of Bedrock in exchange for their contribution to the Company of all of the issued and outstanding capital stock of Bedrock and to certain other individuals who have offered and continued to offer valuable services (the "Service Providers") to Bedrock and the Company. Mr. Guthrie is the principal of four (4) of the entities listed as "Service Providers" and received his shares as compensation for past services and as incentive for continued services.

            On or near May 12, 2005, Mr. Guthrie purchased an aggregate of 11,724,000 shares of common stock (pre-split shares now adjusted to 1,172,400 post split shares effective June 17, 2005) from an unaffiliated shareholder in a private transaction. Mr. Guthrie titled the shares in three entities each of which he is the sole owner and has sole voting and dispositive control as follows: Moreton Bay Group Pty Limited - 224,000 shares; Bayshore Capital Pty Limited - 5,750,000 shares; and Harbourside Corporation Pty Limited - 5,750,000 shares. Mr. Guthrie used personal funds in the total amount of Forty Thousand Dollars ($40,000.00) for the purchase of such securities.

            On June 30, 2005, Mr. Guthrie purchased 1,172,400 shares of common stock (post split shares) from an unaffiliated shareholder in a private transaction. Mr. Guthrie titled the shares in the name of Bayshore Capital Pty Limited, an entity for which he is the sole owner and has sole voting and dispositive power. The consideration paid for the transaction was Two Hundred and Fifty Thousand Dollars ($250,000.00). Mr. Guthrie borrowed the funds.

            On October 19, 2005 Mr. Guthrie returned 6,750,000 shares of common stock (post split shares) to the Company in accordance with a Rescission Agreement which agreement rescinded the May 5, 2005 share-for-share exchange agreement (the "Exchange Agreement") with Bedrock Holdings Inc. and certain service providers.


ITEM 4. PURPOSE OF TRANSACTION.

         On May 26, 2005, the Company consummated the acquisition of Bedrock and issued the Shares to the Bedrock Shareholders and the Service Providers pursuant to the terms of the Exchange Agreement. As the beneficial owner of four of the Service Providers referenced in Item 3 above (Harbourside Corporation Pty Limited; Jamison Corporation Pty Limited; Moreton Bay Group Pty Limited and Bayshore Capital Pty Limited), Mr. Guthrie received an aggregate of 6,750,000 shares of the Common Stock.

         The purpose of the transaction for Mr. Guthrie was to receive compensation for services he has performed and to provide him with incentive to continue to provide services. On October 19, 2005 each of the parties to the Exchange Agreement agreed to rescind the Agreement and return all shares issued under the Agreement. Mr. Guthrie and the Company agreed to make other arrangements for that portion of the Exchange Agreement which was to compensate him for past services rendered.

         The purpose of the private purchase transactions was for investment, speculation and the hope for future profit.

        Mr. Guthrie does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in
Item 4(a)-(j) of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Guthrie is deemed the beneficial owner of 2,300,000 shares of Common Stock of the Company representing 4.755% of the Common Stock of the Company outstanding as of October 19, 2005. This number includes: (i) 2,300,000 shares of Common Stock currently owned individually by Mr. Guthrie, and (ii) no currently exercisable options.

        (b) Mr. Guthrie has sole voting power over 2,300,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 2,300,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

        (c) Except as reported above in Item 3, Mr. Guthrie has not effected any transactions in the Common Stock during the past 60 days.

        (d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Guthrie.

        (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth under Items 3, 4 and 5 and the share exchange agreement and subsequent rescission agreement referred to herein are incorporated herein by reference. As described in Item 3 above, pursuant to the Exchange Agreement, Mr. Guthrie acquired 6,750,000 shares of Common Stock of the Company which shares were returned in accordance with the Rescission Agreement. The Exchange Agreement is filed with the Company's 8-K dated May 26, 2005. The Rescission Agreement is filed with the Company's 8-k dated October 19, 2005.

       The purchase of securities on May 12, 2005 was not memorialized by a contract, however as described in paragraph 3, Mr. Guthrie received 11,724,000 pre split shares for a purchase price of $40,000.

       The Stock Purchase Agreement consummated on June 30, 2005 is incorporated herein by reference and attached hereto as an Exhibit. Pursuant to the Stock Purchase Agreement, Mr. Guthrie purchased 1,172,400 shares of common stock for a purchase price of $250,000.

        Mr. Guthrie holds no options to purchase shares of Common Stock pursuant to the Company's stock option and incentive plans and, other than as set forth herein, has no interest in any securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. *Exchange Agreement, by and between Mr. Guthrie and the Company, dated as of May 5, 2005.

        Exhibit 2. **Rescission Agreement, by and between Mr. Guthrie and the Company, dated as of October 19, 2005.

         * Filed with the Company's 8-K dated May 26, 2005. ** Filed with the Company's 8-K dated October 19, 2005.






                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 31 , 2005



                                                     By:   /s/  DAMIAN GUTHRIE
                                                        -----------------------
                                                     Name/Title: Damian Guthrie